UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 333-67112-06

(Check One): ☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period Ended:                           10/31/05

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NOT APPLICABLE

PART I -- REGISTRANT INFORMATION

NAVISTAR FINANCIAL 2004-B OWNER TRUST

Full Name of Registrant

NOT APPLICABLE

Former Name if Applicable

425 N. MARTINGALE ROAD

Address of Principal Executive Office (Street and Number)

SCHAUMBURG, ILLINOIS 60173

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Navistar Financial 2004-B Owner Trust (the Trust) is unable to timely file its Report on Form 10-K for the period ended October 31, 2005 because the resources responsible for filing the Form 10-K for [NFRRC/NFSC] are also engaged in the filing the Form 10-K of its parent, Navistar Financial Corporation.  The unsuccessful efforts to avoid a delay in filing Navistar Financial Corporation's Form 10-K negatively impacted the ability to file the Form 10-K's for [NFRRC/NFSC].

The Trust continues to devote all available resources to expedite the process and bring the work to conclusion. The Trust will file its Report on Form 10-K on or before February 14, 2006.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John V. Mulvaney, Sr.	(630)	753-4094
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[] Yes [ X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include information relating to the possible restatement of the Corporation’s historical financial statements. These forward-looking statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumption, including the risk of possible changes in the scope and nature of the ongoing analysis or the time period in which such analysis may be complete. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements.

NAVISTAR FINANCIAL 2004-B Owners Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 31, 2006	By: /s/	JOHN V. MULVANEY, SR.
John V. Mulvaney, Sr.
Vice President and Controller
(Principal Accounting Officer)